HYLSAMEX

04010588

File No. 82-4252

March 9, 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549 U.S.A.

SUPPL

04 MAR 16 AM 7:21

Subject: **Hylsamex S.A. de C.V. – Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934**

Dear Sir or Madam:

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Hylsamex S.A. de C.V., a corporation organized under the laws of Mexico ("Hylsamex"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the information identified on the attached Exhibit List.

As provided by Rule 12g3-2(b), the information and documents contained herein and furnished herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Hylsamex is subject to the 1934 Act.

Kindly acknowledge your receipt of this letter and the enclosures furnished herewith by stamping the enclosed copy of this letter and returning the same to us in the enclosed self-addressed envelope.

Yours truly,

HYLSAMEX, S.A. de C.V.

PROCESSED
MAR 16 2004
THOMSON FINANCIAL

By: ______________________
Ismael De La Garza

3/16

Encl.

EXHIBIT LIST

Exhibit No.	Description	Date
1	Filing to Bolsa Mexicana de Valores S.A. de C.V. (Mexican Stock Exchange): Hylsamex informs that on March 22, 2004 its Annual Shareholders' Meeting will take place.	March 3, 2004
2	Filing to Bolsa Mexicana de Valores S.A. de C.V. (Mexican Stock Exchange): Hylsamex informs that high volumes exchanged on March 4, 2004 on its "HylsamxCPO" security are due to normal market movements, and that the company has no relevant events to communicate.	March 4, 2004
3	Press Release and Filing to Bolsa Mexicana de Valores S.A. de C.V. (Mexican Stock Exchange): Hylsamex provides EBITDA update for the first quarter of 2004.	March 8, 2004
4	Filing to Bolsa Mexicana de Valores S.A. de C.V. (Mexican Stock Exchange): Hylsamex informs that on this day, it has communicated its expectations for results for the first quarter of 2004, and that it has no other relevant events to communicate.	March 8, 2004

Eventos Relevantes de HYLSAMEX, S.A. DE C.V.

Fecha de Recepción en BMV: 2004-03-08 10:07:00.0

Prefijo:
EVENTORE

Clave Cotización:
HYLSAMX

Fecha:
8/3/2004

Razón Social:
HYLSAMEX, S.A. DE C.V.

Lugar:
SAN NICOLAS DE LOS GARZA, NUEVO LEON

Asunto:
PARA SU PUBLICACION INMEDIATA

Eventos Relevantes:
San Nicolás de los Garza, N.L. Marzo 8, 2004- El día de hoy Hylsamex comunicó sus expectativas de resultados para el primer trimestre de 2004. La empresa no tiene ningún evento relevante adicional que notificar.

Mercado Exterior:



EMISNET

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: EVENTORE.ens

Longitud del sobre: 2543 bytes.

Fecha de recepcion: Mar 8 2004 10:07:11:423AM.

Folio de recepcion: 44024.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
eventore.bmv	1	Eventos Relevantes

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

HYLSAMEX

Hylsamex, S.A. de C.V.
File No. 82-4252

HYLSAMEX provides EBITDA update for the first quarter of 2004

MONTERREY, MEXICO, March 8, 2004 - HYLSAMEX, S.A. de C.V. (BMV: HylsamxB, HylsamxCPO) announced today that it expects EBITDA generation for the present quarter, ending March 31, 2004, to be in the range of US$70-80 million. This would represent an increase of approximately 50-70% compared to both the previous quarter and the same period a year ago.

HYLSAMEX's structure as a modern and efficient integrated minimill that produces and processes value-added steel, has resulted in a strengthened position, allowing it to fully take advantage of the current favorable pricing environment.

Profitability is additionally being bolstered as a result of management's efforts on several key fronts: investment program in state-of-the-art facilities, permanent cost optimization effort, flexible metallic input model including abundant in-house produced iron and initiatives to strengthen its position as supplier of choice in the Mexican market.

HYLSAMEX remains cautiously optimistic for the remainder of 2004 as a result of pricing and volume trends observed thus far. Elements such as Chinese and U.S. economic growth coupled with energy price volatility remain as key drivers to watch.

###

HYLSAMEX

HYLSAMEX informa estimación de EBITDA para el primer trimestre de 2004

MONTERREY, MEXICO, 8 de marzo de 2004 - HYLSAMEX, S.A. de C.V. (BMV: HylsamxB, HylsamxCPO) anunció hoy que espera una generación de EBITDA entre US$70 y 80 millones de dólares para el trimestre actual que termina el 31 de marzo de 2004. Esto representaría un aumento de aproximadamente 50% a 70% en comparación al trimestre anterior y al mismo trimestre del año anterior.

La estructura de HYLSAMEX como un moderno y eficiente minimill integrado que produce y procesa acero de valor agregado, le ha permitido aprovechar el actual ambiente favorable de precios.

Además, la rentabilidad está siendo impulsada como producto de los esfuerzos que a través del tiempo la administración ha realizado en varios aspectos claves del negocio: instalaciones con tecnología de punta, esfuerzos continuos para optimizar costos, un modelo de insumos metálicos flexible que incluye acceso abundante a materias primas propias e iniciativas encaminadas a reforzar su posición como el proveedor preferido en el mercado mexicano.

HYLSAMEX permanece prudentemente optimista para lo que resta de 2004, como resultado de las tendencias de precio y volumen observadas hasta ahora. Elementos como el crecimiento económico de China y E.U., junto con la volatilidad del precio de energéticos, permanecen como variables importantes a seguir.

###


BOLSA MEXICANA DE VALORES

Eventos Relevantes de HYLSAMEX, S.A. DE C.V.



Fecha de Recepción en BMV: 2004-03-08 07:59:00.0

Prefijo:
EVENTORE

Clave Cotización:
HYLSAMX

Fecha:
8/3/2004

Razón Social:
HYLSAMEX, S.A. DE C.V.

Lugar:
SAN NICOLAS DE LOS GARZA, NUEVO LEON

Asunto:
PARA SU PUBLICACION INMEDIATA

Eventos Relevantes:
HYLSAMEX informa estimación de EBITDA para el primer trimestre de 2004

MONTERREY, MEXICO, 5 de marzo de 2004 - HYLSAMEX, S.A. de C.V. (BMV: HylsamxB, HylsamxCPO) anunció hoy que espera una generación de EBITDA entre US$70 y 80 millones para el trimestre actual que termina el 31 de marzo de 2004. Esto representaría un aumento de aproximadamente 50% a 70% en comparación al trimestre anterior y al mismo trimestre del año anterior.

La estructura de HYLSAMEX como un moderno y eficiente minimill integrado que produce y procesa acero de valor agregado, le ha permitido aprovechar el actual ambiente favorable de precios.

Además, la rentabilidad está siendo impulsada como producto de los esfuerzos que a través del tiempo la administración ha realizado en varios aspectos claves del negocio: instalaciones con tecnología de punta, esfuerzos continuos para optimizar costos, un modelo de insumos metálicos flexible que incluye acceso abundante a materias primas propias e iniciativas encaminadas a reforzar su posición como el proveedor preferido en el mercado mexicano.

HYLSAMEX permanece prudentemente optimista para lo que resta de 2004, como resultado de las tendencias de precio y volumen observadas hasta ahora. Elementos como el crecimiento económico de China y E.U., junto con la volatilidad del precio de energéticos, permanecen como variables importantes a seguir.

Mercado Exterior:

LUGAR Y FECHA:

SAN NICOLAS DE LOS GARZA, NUEVO LEON 08/03/2004

RAZON SOCIAL:

HYLSAMEX, S.A. DE C.V.

CLAVE DE COTIZACION

HYLSAMX

ASUNTO

PARA SU PUBLICACION INMEDIATA

EVENTO RELEVANTE

HYLSAMEX informa estimación de EBITDA para el primer trimestre de 2004

MONTERREY, MEXICO, 5 de marzo de 2004 - HYLSAMEX, S.A. de C.V. (BMV: HylsamxB, HylsamxCPO) anunció hoy que espera una generación de EBITDA entre US$70 y 80 millones para el trimestre actual que termina el 31 de marzo de 2004. Esto representaría un aumento de aproximadamente 50% a 70% en comparación al trimestre anterior y al mismo trimestre del año anterior.

La estructura de HYLSAMEX como un moderno y eficiente minimill integrado que produce y procesa acero de valor agregado, le ha permitido aprovechar el actual ambiente favorable de precios.

Además, la rentabilidad está siendo impulsada como producto de los esfuerzos que a través del tiempo la administración ha realizado en varios aspectos claves del negocio: instalaciones con tecnología de punta, esfuerzos continuos para optimizar costos, un modelo de insumos metálicos flexible que incluye acceso abundante a materias primas propias e iniciativas encaminadas a reforzar su posición como el proveedor preferido en el mercado mexicano.

HYLSAMEX permanece prudentemente optimista para lo que resta de 2004, como resultado de las tendencias de precio y volumen observadas hasta ahora. Elementos como el crecimiento económico de China y E.U., junto con la volatilidad del precio de energéticos, permanecen como variables importantes a seguir.

MERCADO DEL EXTERIOR :

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: EVENTORE.ens

Longitud del sobre: 4223 bytes.

Fecha de recepcion: Mar 8 2004 7:59:24:353AM.

Folio de recepcion: 44004.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
eventore.bmv	1	Eventos Relevantes

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error


BOLSA MEXICANA DE VALORES

Hylsamex, S.A. de C.V.
File No. 82-4252

Eventos Relevantes de HYLSAMEX, S.A. DE C.V.

Fecha de Recepción en BMV: 2004-03-04 16:30:00.0

Prefijo:
EVENTORE

Clave Cotización:
HYLSAMX

Fecha:
4/3/2004

Razón Social:
HYLSAMEX, S.A. DE C.V.

Lugar:
SAN NICOLAS DE LOS GARZA, NUEVO LEON

Asunto:
PARA SU PUBLICACION INMEDIATA

Eventos Relevantes:
Marzo 4, 2004.- Hylsamex, S.A. de C.V. informa que las volúmenes de compraventa de su acción "HYLSAMXCPO" que se presentaron el día de hoy se refieren a movimientos naturales del mercado accionario de valores. La empresa no tiene ningun evento relevante que notificar.

Mercado Exterior:



EMISNET

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: EVENTORE.ens

Longitud del sobre: 2623 bytes.

Fecha de recepcion: Mar 4 2004 4:30:45:830PM.

Folio de recepcion: 43889.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
eventore.bmv	1	Eventos Relevantes

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

Convocatoria de Asamblea Ordinaria Anual de HYLSAMEX, S.A. DE C.V.

Fecha de Recepción en BMV: 2004-03-05 07:59:00.0

Prefijo:
CONVOCAA

Clave Cotización:
HYLSAMX

Serie:

Razón Social:
HYLSAMEX, S.A. DE C.V.

Tipo Asamblea:
ORDINARIA ANUAL

Fecha Celebración:
22/3/2004

Lugar:
Teatro Nova, ubicado en Avenida del Bosque No. 139, Colonia Cuauhtémoc, San Nicolás de los Garza, Nuevo León

Hora:
11:00

Orden del Día:

I. Presentación y, en su caso, aprobación del Informe Anual del Consejo de Administración a que se refiere el Artículo 172 de la Ley General de Sociedades Mercantiles, respecto al ejercicio social 2003. Lectura del Informe del Comisario sobre el particular.

II. Propuestas sobre (i) la aplicación de la cuenta de resultados del ejercicio social 2003 y (ii) la determinación del monto máximo de recursos que podrán destinarse a la compra de acciones propias.

III. Elección de los miembros del Consejo de Administración y Comisarios de la Sociedad, determinación de sus remuneraciones y acuerdos relacionados.

IV. Designación de delegados.

V. Lectura y, en su caso, aprobación del Acta de la Asamblea.

Requisitos de Asistencia:
A fin de acreditar el derecho de asistencia a la Asamblea, los accionistas de HYLSAMEX, S.A. de C.V., así como los titulares de los HYLSAMX CPOs, deberán estar inscritos los primeros en el Registro de Acciones que al efecto lleva la Sociedad y los segundos con las constancias de depósito a que se refiere el artículo 78 de la Ley del Mercado de Valores. En ambos casos se requerirá el depósito de los títulos de sus acciones, o en su caso, de los HYLSAMX CPOs, ya sea ante la Secretaría de la Sociedad, en cualquier institución de crédito del País o en la S.D. INDEVAL, S.A. de C.V. Cuando el depósito no se haga en la Secretaría de la Sociedad, la institución que lo reciba deberá expedir la

constancia relativa y entregar un ejemplar al interesado y copia a la Secretaría de la Sociedad.

De conformidad con el Artículo 78 de la Ley del Mercado de Valores, tratándose de acciones o en su caso, de HYLSAMX CPOs depositados en la S.D. INDEVAL, S.A. de C.V., será necesario que el depositante, además de la constancia de depósito antes mencionada, proporcione a la Secretaría de la Sociedad una lista con los nombres, denominaciones o razones sociales de los titulares de acciones, o en su caso, de HYLSAMX CPOs y la cantidad de acciones y/o HYLSAMX CPOs, propiedad de cada titular.

El depósito de los títulos de las acciones o en su caso, de los HYLSAMX CPOs, en la Secretaría de la Sociedad, así como la entrega de las constancias de depósito de los mismos, deberán llevarse a cabo en horas de oficina desde el día de la publicación de la convocatoria hasta, a más tardar, el segundo día hábil anterior al de la celebración de la Asamblea.

Los accionistas y los titulares de los HYLSAMX CPOs, podrán hacerse representar en la Asamblea por apoderados, mediante simple carta poder, o para aquéllos que lo deseen, mediante poder otorgado en los formularios a que se refiere el Artículo 14 Bis 3 de la Ley del Mercado de Valores. En ambos casos, la Secretaría de la Sociedad deberá recibir los poderes con la anticipación señalada anteriormente.

La Secretaría de la Sociedad se encuentra en Ave. Munich No. 101, Colonia Cuauhtémoc, San Nicolás de los Garza, Nuevo León.

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: CONVOCAA.ens

Longitud del sobre: 6636 bytes.

Fecha de recepcion: Mar 5 2004 7:59:03:006AM.

Folio de recepcion: 43920.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
convocaa.bmv	1	Convocatoria de Asamblea Ordinaria Anual

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error